July 28, 2009
BY HAND AND EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Starwood Property Trust, Inc.; Amendment No. 2 to Registration Statement on Form S-11 (File No. 333-159754)
Dear Ms. Garnett:
          On behalf of Starwood Property Trust, Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-11/A filed with the Commission on July 7, 2009.
          The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of July 24, 2009 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.
           Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Prospectus Summary, page 1
1.	We note your response to prior comment 7. While you have revised some of the disclosure to provide a more concise summary, other portions of your summary remain lengthy and are nearly identical to disclosure in the body of your prospectus. In addition, we note that the summary in this amendment is almost as long as the summary of the information found elsewhere in the prospectus. We note the following sections as examples only:
•	Our Company. The additional disclosure regarding opportunity allocation and conflicts of interest repeats disclosure elsewhere in the summary. Please eliminate repetitive disclosure within the summary.

•	Our Financing Strategy. The detailed descriptions of PPIP and TALF appear to be more appropriate for the body of the prospectus. In addition, most of the information under the sub-heading “Other Potential Sources of Financing” repeats disclosure already stated in the introductory paragraph of this section.

•	Conflicts of Interest and Related Policies. The disclosure under this heading is more detailed than in your original filing and is almost identical to the disclosure beginning on page 98. In addition, the disclosure regarding your policies for related party transactions and other conflicts does not appear to be necessary in the summary.
The disclosure throughout the Summary has been revised in response to the Staff’s Comment.
Our Financing Strategy, page 7
2.	We note your response to comment 11 that if you are unable to obtain financing through the U.S. Government programs and unable to invest in the asset classes at attractive rates, then you will utilize other financing sources or will not invest in these asset classes. Please revise to state how long you plan to postpone your initial acquisitions before you will utilize other financing sources or make the determination to not invest in the asset classes.

The disclosure on pages 7 and 87 has been revised in response to the Staff’s Comment.
Management Agreement, page 13
3.	We note your revised disclosure regarding fee reductions in response to comment 16. Please revise to clarify whether you will reduce each of the base fee and the incentive fee by the separate fee amount, or whether the fees will be reduced on an aggregate basis. If you plan to reduce the fees on an aggregate basis, please clarify how you intend to determine the respective reduction amounts.

The disclosure on pages 14 and 120 has been revised in response to the Staff’s Comment.
Risk Factors, page 24
4.	We note your response to comment 25. Please add a risk factor related to the fact that your manager has limited experience investing in mortgage-backed securities and mortgage loans.

In response to the Staff’s Comment, the Company has added a risk factor on pages 24 to 25 regarding the Manager and Starwood Capital Group’s limited experience in investing in mortgage-backed securities. We advise the Staff that Starwood Capital Group does have significant experience investing in mortgage loans as disclosed on pages 123 to 127 which provide performance data for certain debt funds that have invested in mortgage loans and a number of funds that have made both debt and equity investments in real estate including mortgage loans.
Use of Proceeds, page 65
5.	We note your response to comment 21 and your revised disclosure. Please include in the risk factors section any material risks related to these investments.

In response to the Staff’s comment, the Company has revised the disclosures of pages 44 and 45 to add two additional risk factors regarding investing in Agency RMBS. In addition, the Company notes that certain other risks with respect to these investments have been disclosed on page 44.
Business, page 82
6.	Please explain why your investment rights are limited to 90% of the equity capital proposed to be invested. We note from your disclosure on page 17 that the Starwood Unlevered Debt Fund “has the right” to invest 10% of the equity capital proposed to be invested; however, it is not clear from your disclosure that it will always exercise this right. Please revise to clarify.

The disclosure on pages 1 and 79 has been revised in response to the Staff’s Comment.

Conflicts of Interest and Related Policies, page 98
7.	The disclosure regarding your co-investment rights and obligations is extremely dense and difficult to read. In addition, the use of embedded lists in a single paragraph makes the disclosure difficult to follow. Please revise to eliminate the use of embedded lists and instead present the disclosure in separate sentences and multiple paragraphs.

The disclosure on pages 95 to 96 has been revised in response to the Staff’s Comment.
Limitation on Personal Investments, page 100
8.	We note your disclosure on page 18, which defines the personal investment limit as being the “lesser of (x) $5 million, or (y) 1% of [y]our total stockholder’s equity as of the most recent month end.” Please revise your disclosure here to include this definition.

The disclosure on page 98 has been revised in response to the Staff’s Comment.
Historical Performance, page 120
9.	Please revise this heading to clarify that the disclosure relates to the historical performance of your sponsor.

The heading on page 123 has been revised in response to the Staff’s Comment.

10.	In the narrative section, please provide a description of the sponsor’s experience in the last ten years with all other programs, public and nonpublic, that have invested primarily in real estate and real estate related assets, regardless of the investment objective of the programs. Refer to Item 8.A.1 of Guide 5. Also disclose whether any of the prior programs have experienced any major adverse business developments or conditions. If so, please explain. Refer to Item 8.A.2 of Guide 5.

The disclosure on page 123 has been revised in response to the Staff’s Comment.

11.	We note that your manager is currently the advisor to several other programs that may or may not have investment objectives similar to yours. We further note that you do not include most of these programs in your prior performance tables. Please refer to Instruction 3 to Tables I — III of Guide 5, which makes clear that even programs that do not have similar investment objectives may be required to be included in the prior performance tables. Please revise your tables to include the appropriate programs or advise us as to why you do not believe such revision is necessary.

The prior performance tables on pages 124 to 127 have been revised in response to the Staff’s Comment.

12.	Please revise your prior performance tables to present the information in accordance with Tables, I, II, and II of Guide 5. Please include separate tables for experience in raising and investing funds, compensation to sponsor, and operating results of prior programs. Please advise us of any line items in the tables that you believe are not applicable.

In response to the Staff’s Comment, the Company has revised the prior performance tables contained in the prospectus to present the information in accordance with Tables I, II and III (the “Guide 5 Tables”) of Industry Guide 5 (“Guide 5”). Specifically, on pages 124 to 127, the Company has included separate tables for “Experience in Raising and Investing Funds,” “Compensation to Sponsor” and “Operating Results of Prior Programs.”

The Company has endeavored to conform the tables as closely as possible to the forms of the Guide 5 Tables. However, the Company notes that certain of the line items were omitted from the revised tables because they are not applicable. With respect to certain other line items, the Company has either (i) replaced such line items with analogous line items from the GAAP financial statements of the programs disclosed or (ii) slightly modified the titles of such line items as necessary to conform them to the line items in the disclosed funds’ GAAP financial statements or, as explained below, to appropriately reflect the operations conducted by the funds. Set forth below are the line items that were omitted from, replaced with or modified in the Company’s revised tables, and the reasons therefore. All other line items from the Guide 5 Tables were included in the revised tables.
Table I. Experience in Raising and Investing Funds

Guide 5 Line Item	Commentary

“Other (explain)”	Omitted — this line item was omitted because there were no other offering expenses.

“Reserves”	Omitted—this line item was omitted because the funds do not have any amounts reserved.

“Acquisition costs: Prepaid items and fees related to	Omitted—these related line items were omitted because they are not applicable to

Guide 5 Line Item	Commentary
purchase of property Cash down payment Acquisition fees Other (explain)”	the Starwood Debt Fund II and Starwood Debt Fund II-U. Such line items relate to the costs applicable to the acquisition of real property, and the debt funds do not hold any real property.

In addition, Starwood did not retain information on these line item details in its books and records. In accordance with GAAP at the time of acquisition, such costs are allocated and included in the cost basis of the land, building, and/or other assets acquired.

“Total acquisition cost”	Modified—the name of this line item was changed to “Total acquisition cost of investments” to appropriately reflect the operations conducted by the debt funds.
Table II. Compensation to Sponsor

Guide 5 Line Item	Commentary

“Underwriting fees Acquisition fees —real estate commissions —advisory fees —other (identify and quantify) Other”	Omitted—these sub-line items under “Amount paid to sponsor from proceeds of offering” were omitted because they are not applicable. As indicated in the footnote to the line item “Amount paid to sponsor from proceeds of offering”, neither the sponsor nor its affiliates received any commissions with respect to amounts raised. Since the “Amount paid to sponsor from proceeds of offering” reflects that no such amounts were received, it was determined that these sub-line items were not applicable.

“Dollar amount of cash generated from operations before deducting payments to sponsor”	Modified—as indicated in the response to comment 8 below, this line item has been modified to read “Dollar amount of cash provided (used) by operations before deducting payments to sponsor” to utilize the terminology from the GAAP financial statements.

“Property management fees Partnership management fees Leasing commissions	Replaced—these sub-line items under “Amount paid to sponsor from operations”, were replaced with the following analogous line items in order to appropriately identify the amounts earned

Guide 5 Line Item	Commentary
by SCG and its affiliates from the operations of the funds:

“Management fees Incentive fees”

“Dollar amount of property sales and refinancing before deducting payments to sponsor
     —cash
     —notes
Amount paid to sponsor from property sales and refinancing:
     Real estate commissions
     Incentive fees
Other (identify and quantify)”	Omitted—these related line items and sub-line items were omitted because they are not applicable. The funds disclosed in the table prepare GAAP financial statement under guidelines for investment companies. Proceeds from sales or refinancing are included in operating cash flows under GAAP for these funds.
Table III. Operating Results of Prior Programs

“Gross Revenues Profit on sale of properties Less: Operating expenses Interest expense Depreciation Net Income — GAAP Basis Taxable Income —from operations —from gain on sale"	Replaced—these line items were replaced with the following analogous line items from the funds’ GAAP financial statements (except as noted below with regard to “All other expenses”) in order to appropriately identify the operating results of the funds:

“Statement of Operations
Investment income
Expenses:
  Investment advisory fees
  All other expenses
Total expenses
Net investment income
Net realized (loss) on investments
Net change in unrealized depreciation on investments
Net increase/(decrease) in net assets
resulting from operations”

The financial statements for the funds do not include line items for “Depreciation”. The line item “All other expenses” listed above is a combination of all of the other expense line items contained in the GAAP financial statements of the funds.

“Cash generated from operations”	Modified—the name of this line item was changed to “Cash provided (used) by operations” to conform it to the GAAP financial statements of the funds.

“Cash generated from refinancing”	Omitted—this line item was omitted because it is not applicable to the funds. The funds prepare GAAP financial statement under guidelines for investment companies so proceeds from sales or refinancing are included in operating cash flows under GAAP.

“Cash generated from operations, sales and refinancing”	Modified—the name of this line item was changed to “Cash provided (used) by operations and sales” to utilize the terminology from the GAAP financial statements and to delete the reference to “refinancing”.

“Less: Special items (not including sales and refinancing) (identify and quantify)”	Omitted—this line item was omitted because there are no “special items” applicable to the funds.

“Cash generated (deficiency) after cash distributions and special items”	Omitted—this line item was omitted because, as there are no “special items” applicable to the funds, the table already contains the line item “Cash deficiency after cash distributions”, as noted above.

"Tax and Distribution Data Per $1000 Invested”	Modified—the name of this heading was changed to “Distribution Data Per $1,000 Invested”; the reference to “Tax” was removed.

“Federal Income Tax Results: Ordinary income (loss) —from operations —from recapture” Capital gain (loss)	Omitted—these related line items were omitted as information is presented on a GAAP basis.
"—Other”	Replaced—this sub-line item under “Source (on cash basis)” was replaced with “—Return of capital” to specifically identify the other source for cash distributions to investors on a cash basis.
13.	Please confirm that “Starwood Debt Fund II-U LP” refers to the Starwood Unlevered Debt Fund.

The Company confirms that “Starwood Debt Fund II-U LP” refers to the Starwood Unlevered Debt Fund.

Exhibits
14.	We note the description of your co-investment and allocation agreement on page 120. Please file this agreement as an exhibit to the registration statement or tell us why you believe it does not constitute a material contract.

In response to the Staff’s Comment, the Company has revised the exhibit list on page II-3 and the Exhibit Index to list the co-investment and allocation agreement as a material contract pursuant to Item 601(b)(10) of Regulation S-K. The Company will file this agreement in the next amendment to the Registration Statement along with all other exhibits to the Registration Statement that remained to be filed.
Exhibit 5.1, filed as Annex I to Response Letter, dated July 7, 2009
15.	Assumptions 2 and 3 on page 2 of the opinion should be limited to parties other than the issuer. With respect to the issuer, these assumptions relate to factual matters that counsel can readily determine. Please provide a revised opinion that limits these assumptions.

In response to the Staff’s Comment, DLA Piper LLP (US) has revised assumptions 2 and 3 on page 2 of their Exhibit 5.1 opinion. A revised draft of the Exhibit 5.1 opinion is attached as Annex I hereto.

16.	It is not clear whether assumption 5 is appropriate. Please explain to us the reason for this assumption and the nature of the resolutions that will satisfy the requirements of Sections 2-203 and 2-208 of the Maryland General Corporation Law.

Section 2-203 of the Maryland General Corporation Law (the “MGCL”) requires the Board of Directors, prior to the issuance of stock, to adopt a resolution that (1) authorizes the issuance and (2) sets the minimum consideration for the stock or a formula for its determination. If the Board is not yet in a position to set the minimum consideration or a formula for its determination, Section 2-411(b) of the MGCL permits the Board to generally authorize the stock issuance by providing for or establishing a method or procedure for determining the maximum number or the maximum aggregate offering price of the shares to be issued and to then delegate authority to a pricing committee of the Board to authorize or fix the rest of the terms on which the stock may be issued, including the minimum price, in accordance with that general authorization.

Assumption 5 is limited only to those actions which are still required to be taken by the pricing committee, and not the Board. The duly authorized opinion is confirming that the Board has generally authorized the issuance as described above and, therefore, has taken all action required to be taken by it prior to the issuance of the shares. However, in order for the stock issuance to comply with all statutory prerequisites, the pricing committee is required to take this final step. All legality opinions necessarily include Assumption 5 as the price is typically not fixed until after the legality opinion is issued (Section 2-208 of the MGCL identifies stock terms which are permitted (but not required) to be set by the pricing committee. Assumption 5 tracks the statutory delegation of authority set forth in Section 2-411(b) of the MGCL, which includes Sections 2-203 and 2-208).

17.	In assumption 6, we note that counsel has assumed that, “[p]rior to the issuance of any Shares, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued Common Stock.” Since counsel is opining on whether the securities are duly authorized, it is not appropriate for counsel to make this assumption. Please provide a revised opinion that omits the assumption or tell us why you believe it is appropriate.

The duly authorized opinion also is confirming that there are enough authorized but unissued shares available for the stock issuance as of the date of the opinion. However, the shares are not being issued on the same date that the opinion is being issued, so Assumption 6 is simply assuming that one of the facts on which the opinion is based, namely that there are enough authorized but unissued shares available for the stock issuance, will remain true on the date on which the shares are actually issued. In other words, Assumption 6 reinforces the following standard opinion convention: “We assume no obligation to supplement this opinion . . . if we become aware of any fact that might change the opinion expressed herein after the date hereof.”
* * * * *

          Please contact the undersigned at (212) 735-3574 or Yasmeena F. Chaudry at (212) 735-3202 should you require further information or have any questions.

Very truly yours,
/s/ David J. Goldschmidt, Esq.
David J. Goldschmidt, Esq.

cc:	Ellis F. Rinaldi, Esq.
Starwood Property Trust, Inc.
c/o Starwood Capital Group
591 West Putnam Avenue
Greenwich, CT 06830

Jessica Barberich, Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

J. Gerard Cummins, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10011

Annex I
DLA Piper LLP (US)
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com
July __, 2009
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

Re:	Registration Statement on Form S-11 (Reg. No. 333-_____)
Ladies and Gentlemen:
     We have served as special Maryland counsel to Starwood Property Trust, Inc., a Maryland corporation (the “Company”), in connection with the registration on Form S-11 filed on July ___, 2009 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), of the sale and issuance of up to                     shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (“Common Stock”), covered by the above-identified Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion is being provided at your request in connection with the filing of the Registration Statement.
     In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):
     1. The Registration Statement and the related preliminary prospectus included therein, in the form in which it was transmitted to the Commission under the Securities Act;
     2. The charter of the Company (the “Charter”), certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

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     3. The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;
     4. Resolutions (the “Resolutions”) adopted by the Board of Directors of the Company (the “Board of Directors”) relating to (a) the registration, sale and issuance of the Shares and (b) the creation and delegation of authority to a Pricing Committee of the Board of Directors (the “Pricing Committee”) in connection therewith, certified as of the date hereof by the Secretary of the Company;
     5. A certificate of the SDAT as to the good standing of the Company, dated as of the date hereof; and
     6. A certificate (the “Secretary’s Certificate”) executed by                     , Secretary of the Company, dated as of the date hereof.
     In expressing the opinion set forth below, we have assumed the following:
     1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.
     2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.
     3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations (including the Company’s) set forth therein are legal, valid and binding.
     4. All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.
     5. Prior to the issuance of any Shares, the Pricing Committee will adopt resolutions satisfying the requirements of Sections 2-203 and 2-208 of the Maryland General Corporation Law.
     6. Prior to the issuance of any Shares, the Company will have available for issuance, under the Charter, the requisite number of authorized but unissued Common Stock.
     Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the Shares are duly authorized and, upon

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issuance and delivery of the Shares as contemplated by the Resolutions and the Registration Statement, the Shares will be validly issued, fully paid and non-assessable.
     The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.
     We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof. This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.
     This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.
     We hereby consent to the filing of this opinion with the Commission as Exhibit                      of the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

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